SCHEDULE 13D

                               (RULE 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 19)*

                         ARV ASSISTED LIVING, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 00204C107
   --------------------------------------------------------------------
                               (CUSIP Number)

      Marjorie L. Reifenberg, Esq.                 Lee S. Parks, Esq.
  Lazard Freres Real Estate Investors        Fried, Frank, Harris, Shriver &
                 L.L.C.                                 Jacobson
          30 Rockefeller Plaza                     One New York Plaza
        New York, New York 10020                New York, New York 10004
             (212) 632-6000                          (212) 859-8000
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                               April 23, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 2 OF 13 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Prometheus Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       1,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    1,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.0%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 3 OF 13 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LF Strategic Realty Investors II L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       1,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    1,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.0%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 4 OF 13 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       1,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    1,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.0%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 5 OF 13 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II - CADIM Alternative Partnership L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       1,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    1,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.0%

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 6 OF 13 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres Real Estate Investors L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       1,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    1,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.0%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 7 OF 13 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lazard Freres & Co. LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO, BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       1,000 shares of Common Stock

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    1,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.0%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                    PAGE 8 OF 13 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LFSRI II Assisted Living LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

                OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY EACH       -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON

    OO

     This Amendment No. 19 to Schedule 13D is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership, LFSRI
II Alternative Partnership L.P., a Delaware limited partnership, LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership, Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LFSRI II Assisted Living LLC, a Delaware limited liability company, and Lazard Freres & Co. LLC, a New York limited liability company. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial
Schedule 13D"). The Initial Schedule 13D is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to add the following:

     On April 23, 2003, at a special meeting of stockholders of the Company, the holders of a majority of the shares of the Company's common stock, par value $0.01 per share ("Common Stock"), outstanding as of the close of business on March 27, 2003, the record date for the purposes of the special meeting (i) adopted the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 3, 2003, by and among the Company, Jenny Merger Corp. ("Merger Sub") and Prometheus and (ii) approved the merger of Merger Sub with and into the Company pursuant to the Merger Agreement (the "Merger").

     The Merger became effective on April 23, 2003 pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware, at which time (the "Effective Time") Merger Sub was merged with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation").

     At the Effective Time, by virtue of the Merger and without any action on the part of Prometheus, the Company, Merger Sub or any holder of shares of Common Stock, each share of Common Stock issued and outstanding immediately prior to the Effective Time, including any shares of restricted stock issued pursuant to the Stock Plans (as defined below) (other than (1) any shares of Common Stock held (i) by Prometheus (the "Purchaser Shares") or (ii) in the treasury of the Company or by any wholly-owned subsidiary of the Company, (2) any shares of Common Stock held by LFSRI II Assisted Living LLC ("LFSRI Shares") as a result of the exercise of that certain warrant to purchase shares of Common Stock dated April 24, 2000 (the "Warrant"), and (3) Dissenting Shares (as defined below)), was cancelled and retired and was converted into the right to receive pursuant to Section
1.3 of the Merger Agreement $3.90 in cash per share, without interest thereon (the "Merger Consideration"), payable to the holder thereof upon surrender of the certificate formerly representing such share of Common Stock or any replacement certificates representing such shares as may be obtained from the transfer agent of the Company.

     At the Effective Time, (i) the LFSRI Shares and shares of Common Stock held in the treasury of the Company or by any wholly-owned subsidiary of the Company were cancelled and retired and no payment was made with respect thereto, (ii) all of the Dissenting Shares were cancelled and retired and, so long as such holders of Dissenting Shares complied with the provisions of Section 262 of the Delaware General Corporation Law (the "DGCL"), the Dissenting Shares convert into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Section 262 of the DGCL and (iii) all of the Purchaser Shares outstanding immediately prior to the Effective Time collectively represented at and after the Effective Time 1,000 shares of Common Stock and no payment of Merger Consideration was made in respect of any Purchaser Share.

     At the Effective Time, each share of common stock of Merger Sub issued and outstanding prior to the Effective Time was automatically cancelled and no payment was made with respect thereto.

     Pursuant to a termination agreement, LFSRI II Assisted Living LLC and the Company agreed that the Warrant shall be terminated at the Effective Time. Therefore, the Warrant did not entitle the holder thereof to receive any consideration as a result of the Merger.

     For purposes of this Initial Schedule 13D, "Dissenting Shares" means any share of Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has timely demanded and perfected the right for appraisal for such shares of Common Stock in accordance with Section 262 of the DGCL.

     Pursuant to the Merger Agreement, all options (the "Stock Options") to acquire shares of Common Stock outstanding immediately prior to the Effective Time under any stock option or similar plan or agreement of the Company (such stock option or similar plans or agreements being collectively referred to herein as the "Stock Plans"), whether or not then exercisable, were canceled at the Effective Time and (i) within two business days after the Effective Time, each holder of a Stock Option was entitled to receive from the Surviving Corporation, for each share of Common Stock subject to a Stock Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Stock Option, without interest, in full settlement of the Surviving Corporation's obligations under each such Stock Option, or (ii) to the extent that the per share exercise price of any Stock Option equaled or exceeded the Merger Consideration, at the Effective Time such Stock Option was canceled and the holder of such Stock Option did not receive or was not entitled to receive any consideration from Prometheus, Merger Sub or the Company in respect of such Stock Option.

     As a result of the Merger, Prometheus owns 100% of the shares of Common Stock.

     The Surviving Corporation plans to file with the SEC a Form 15 to provide notice of termination of registration of the Common Stock and the Company's 6-3/4% Convertible Subordinated Notes due 2006 issued under the terms of an Indenture, dated as of April 3, 1996, between the Company and The Chase Manhattan Bank, N.A., as trustee.

     The Surviving Corporation plans to cause the Common Stock to be delisted from the American Stock Exchange pursuant to a request delivered by the Surviving Corporation to the American Stock Exchange.

     Under the terms of the Merger Agreement, the directors of Merger Sub shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected, appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation or bylaws of the Company. Immediately prior to the Merger, Robert C. Larson, John A. Moore and Douglas M. Pasquale were the directors of Merger Sub and, therefore, became the directors of the Surviving Corporation as of the Effective Time.

     Under the terms of the Merger Agreement, the Surviving Corporation's certificate of incorporation was amended so as to (i) not provide for a classified board of directors, (ii) decrease the number of authorized shares of Common Stock, (iii) provide that there will be no fewer than three and no more than five directors on the board of directors, (iv) not prohibit stockholder action by written consent and (v) provide for other changes to reflect that the Surviving Corporation is no longer a public company.

     Prometheus caused the Surviving Corporation to amend its bylaws as of the Effective Time to reflect that the Surviving Corporation is no longer a public company.

                                 SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2003

                        PROMETHEUS ASSISTED LIVING LLC

                          By: LF Strategic Realty Investors II L.P.,
                              LFSRI II Alternative Partnership L.P., and
                              LFSRI II-CADIM Alternative Partnership L.P.,
                              its managing members

                              By: Lazard Freres Real Estate Investors L.L.C., their general partner

                                   By:  /s/ John A. Moore
                                      ----------------------------------------
                                      Name:  John A. Moore
                                      Title: Managing Principal and Chief
                                             Financial Officer


                        LF STRATEGIC REALTY INVESTORS II L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                              By:   /s/ John A. Moore
                                 ---------------------------------------------
                                 Name:  John A. Moore
                                 Title: Managing Principal and Chief
                                        Financial Officer


                        LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                              By:  /s/ John A. Moore
                                 ---------------------------------------------
                                 Name:  John A. Moore
                                 Title: Managing Principal and Chief
                                        Financial Officer


                        LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                              its general partner

                              By:   /s/ John A. Moore
                                 ---------------------------------------------
                                 Name:  John A. Moore
                                 Title: Managing Principal and Chief
                                        Financial Officer


                        LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                              By:  /s/ John A. Moore
                                 ---------------------------------------------
                                 Name:  John A. Moore
                                 Title: Managing Principal and Chief
                                        Financial Officer


                        LAZARD FRERES & CO. LLC

                              By:  /s/ Scott D. Hoffman
                                 ---------------------------------------------
                                 Name:  Scott D. Hoffman
                                 Title: Managing Director


                        LFSRI II ASSISTED LIVING LLC

                          By: LF Strategic Realty Investors II L.P.,
                              its managing member

                              By: Lazard Freres Real Estate Investors L.L.C., its general partner

                                   By:  /s/ John A. Moore
                                      ----------------------------------------
                                      Name:  John A. Moore
                                      Title: Managing Principal and Chief
                                             Financial Officer